THERMADYNE HOLDINGS CORPORATION

16052 Swingley Ridge Road, Suite 300

Chesterfield, Missouri  63017

September 1, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Traci A. Hornfeck

Re:                               Thermadyne Holdings Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2004
Quarterly Report on Form 10-Q for the period ended March 31, 2005
Form 8-K dated August 9, 2005

Dear Ms. Hornfeck:

                This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated August 29, 2005 from Lynn Dicker, Reviewing Accountant, to David L. Dyckman, Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation (“Thermadyne”).  The comments (in bold type) and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter.

                We advise you as follows:

Form 10-K for the year ended December 31, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1.                                      We note your response to prior comment 3.  Please tell us what the impact would be to the statement of cash flows as of December 31, 2004, if you prepared the statement in accordance with Example 2 to Appendix C of SFAS 95.  If the amount is material, please tell us why you believe that you should not amend your December 31, 2004 10-K.

                Response:

In our statement of cash flows as of December 31, 2004, we included $581,000 related to exchange rate impacts as a component of net cash provided by financing activities for the twelve months then ended.  The presentation of the exchange rate impacts amount had no impact to net cash used in operating activities, net cash used in investing activities, net decrease in cash and cash equivalents at the end of period.  We believe this amount is not material to the consolidated statement of cash flows due to these factors and, additionally, that it is 3.2% of net cash provided by financing activities and equates to 0.1%, 0.1% and 0.4% of 2004 net sales, December 31, 2004 total assets and total shareholders’ equity, respectively.  Additionally, we do not believe that if this amount were presented differently, it would influence or change the judgment of a reasonable person.

Additionally, as we noted in our response to the staff dated August 19, 2005, effective with our March 31, 2005 Quarterly Report on From 10-Q, we have included the effect of exchange rate changes as an item on the cash flow statement for both the current and prior periods presented.

For the staff’s convenience, the data below, derived from our consolidated statement of cash flows, provides the quantitative impact of the $581,000 to net cash provided by financing activities for the twelve months ended December 31, 2004.

(In thousands)	As filed December 31, 2004 Form 10-K	Effect of exchange rate changes separated	$ change	% change
Net cash used in operating activities:	$(13,383)	$(13,383)	—	—
Net cash used in investing activities:	(14,755)	(14,755)	—	—
Net cash provided by financing activities:	18,004	17,423	(581)	(3.2)%
Effect of exchange rate changes	—	581	581	—
Net decrease in cash and cash equivalents	(10,134)	(10,134)	—	—
Cash and cash equivalents at end of period	6,650	6,650	—	—

Note 2. Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

2.                                      We note your response to prior comment 5.  Please confirm to us in future filings you will disclose, similar to that of your response, the specific details as to how you account for your distributor sales programs.

Response:

We confirm that, in future filings, we will disclose, similar to that provided in our August 19, 2005 response to the staff, how we account for our distributor sales programs.

For the staff’s convenience, a sample disclosure as provided in our August 19, 2005 response is as follows:

We generally sell our products through distributor networks and sponsor a number of incentive programs to augment distributor sales efforts.  Included in our incentive programs are certain rebate programs and sales and market share growth incentive programs.  The costs associated with our sales programs are recorded as a reduction of revenue.

Terms of sale generally include our standard FOB shipping point terms, 60-day payment terms and standard warranties for which reserves, based upon estimated warranty liabilities, have been recorded.  For product that is returned due to issues outside the scope of our warranty agreements, restocking charges will generally be assessed.

Note 4.  Plan of Reorganization

3.                                      We note your response to prior comments 2 and 6.  Please confirm to us in future filings you will disclose, similar to that of your response, why your actual results are not consistent with those projected in your fresh start valuation, and why you believe that an impairment has not occurred.  Additionally, please confirm to us in future filings you will disclose the detail, similar to that of your response, explaining the significant assumptions applied to determine the reorganization value.

Response:

We confirm that, in future filings, we will disclose, similar to that provided in our August 19, 2005 response to the staff, why our actual results are not consistent with those projected in our fresh start valuation, and why we believe that an impairment has not occurred.  Additionally, we will disclose the detail, similar to that provided in our August 19, 2005 response to the staff, explaining the significant assumptions applied to determine the reorganization value.

For the staff’s convenience, a sample disclosure as provided in our August 19, 2005 response is as follows:

In accordance with AICPA Statement of Position 90-7, we adopted fresh-start accounting whereby our assets, liabilities and new capital structure were adjusted to reflect estimated fair value at May 31, 2003.  We determined the reorganization value through consultation with our financial advisors, by developing a range of values using both comparable companies and net present value approaches. The reorganization value was based in part on financial projections prepared by us for the period 2003 through 2012.  These projections assume a compound annual growth rate for sales of approximately 3.3% with domestic sales growing at a slightly faster pace than international.  The projections also assume improved profitability from continued efforts to reduce cost.  We made an allocation of the reorganization value to our various asset classes which included certain estimates and judgments.  Significant assumptions and estimates used in determining the reorganization value and in the allocation of the reorganization value to our various asset classes are as follows:

•                  In determining the $518 million reorganization value we applied the income approach in order to determine return and growth rate assumptions for the identifiable intangible assets.  The income approach is predicated on developing either cash flow or income projections over the useful lives of the assets, which are then discounted for risk and time value.  Our income approach began with the same assumptions that were used in bankruptcy court proceedings regarding Company revenues, earnings before interest, taxes, depreciation and amortization and capital expenditures.  These forecasts for cash flow and income were for 2003 through 2006; for years beyond 2006, we assumed a 3% terminal growth rate.  The resulting net cash flows were then discounted to a present value with a discount rate of approximately 26%.

•                  Work-in-process and finished goods inventories were recorded at their respective selling prices less costs to complete, costs of disposal and a reasonable profit on the selling effort, as applicable.

•                  Fixed assets were recorded at their estimated fair value based upon management estimates and third party appraisals.  Our estimates were based upon the market or cost approaches which estimate value based upon market prices in actual transactions or replacement value, respectively.

•                  Identifiable intangible assets were recorded at their estimated fair value based upon management estimates and third party appraisals.  Our estimates were based upon the income approach.  Forecasts for cash flow and income were for 2003 through 2006; for years beyond 2006, we assumed a 3% terminal growth rate. The resulting net cash flows were then discounted to a present value with a discount rate of approximately 26%.  For our trademarks and patents, we assumed that 80% and 12%, respectively, of the company’s revenue is derived with the benefit of the trademark and patent portfolios.  With regards to our customer relationships we assumed a 20 year life for the domestic relationships and a ten year life for international relationships and a straight line estimate for customer attrition.  The resulting net revenue was attributed to the customer relationships as of the valuation date.

•                  The excess of the reorganization value over identifiable assets was recorded as goodwill.

We have provided below selected financial data derived from our audited consolidated financial statements at December 31, 2004 (“Actual”) and selected projected financial data from our January 17, 2003 disclosure statement (“Projected”).  While we have provided additional discussion related to the early years of our turnaround efforts below, the more significant items adversely impacting our 2004 loss before income tax provision where we anticipate improvements in future periods and their approximate impacts are as follows: sales and marketing programs of $13 million, including rebates; price decreases and material inflation of $11 million; process improvement, including facility rationalization and restructuring costs of $13 million; amortization of intangibles of $3 million; and interest expense of $5 million.

Selected year ended December 31, 2004
income statement data (in thousands)

	Projected	Actual
Net sales	$425,000	$482,619
Operating income	57,526	8,134
Income (loss) before income tax provision	36,262	(18,570)
Net income (loss)	$20,294	$(23,977)

In the early years of our turnaround efforts, several items adversely influenced our actual results of operations as compared to our projections discussed above.  Most notably, while the Company experienced the sales volumes higher than forecasted, the associated benefits of this growth were offset primarily by higher materials costs, increased rebate expense related to a distributor incentive program subsequently established which extend through 2006, increased short-term spending associated with our subsequent decision to consolidate two of our manufacturing operations while also establishing a new national distribution center, unplanned incremental investment in sales, general and administrative expenses funding accelerated new product development as well as incremental expansion and development of international markets, legal costs associated with patent and trademark matters and information system and organization improvements. Additionally, increased restructuring charges related to severance costs, amortization expense related to intangible assets with definite lives and interest expense as a result of higher debt levels have adversely impacted results.

We believe that these items and market conditions will improve over the next few years and have considered both the initial conditions and incremental expense as well as related anticipated improvements in our annual goodwill impairment analysis and when considering whether an indication of long-lived asset impairment exists. Specifically, while impacting our 2004 and 2005 first half results of operations, we have demonstrated the ability to pass through material cost increases such as commodity based price increases in the form of pricing and surcharge increases, although there is typically a time lag between the impact of the cost increases and the effectiveness of the related price increases to our customers. In addition, the Company anticipates benefiting from cost improvements and growth opportunities associated with the investments in the indicated plant consolidation, national distribution center, incremental new products, markets and our information technology infrastructure.

We conducted our most recent annual goodwill impairment test during the fourth quarter of 2004 with the assistance of an independent, third party valuation service.  In doing so, we used comparable market values, market prices and the present value of expected future cash flows to estimate fair value.  This required us to make significant judgments and estimates about future conditions in arriving at our estimates of future cash flows.  Included in our analysis were actual results for the nine months ended September 30, 2004 and expected results for the twelve months ended December 31, 2004 and 2005.  In addition, and as previously discussed, we included judgments and estimates regarding changes and improvements in items and market conditions adversely impacting the early years of our turnaround efforts.  As a result of our procedures we estimated a fair value of the business enterprise for Thermadyne and concluded that no adjustment to the carrying value of our goodwill was necessary as of December 31, 2004.

Form 8-K dated August 9, 2005

4.                                      Please revise future filings to include for each measure, specifically, gross margin excluding depreciation and non-cash inventory adjustments and sales, general and administrative expenses excluding depreciation and severance, a separate discussion in accordance with Instruction 2 to Item 2.02 of Form 8-K and paragraph (e)(l)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  The discussion should include, in sufficient detail, all of the following for each non-GAAP measure:

•                                          The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•                                          The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                                          The economic substance behind management’s decision to use the measure; and

•                                          The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Please provide us with a sample of your response.

Response:

For each non-GAAP measure presented, we will revise future filings to include a sufficient detailed discussion that addresses each of the items noted by the staff and in accordance with Instruction 2 to Item 2.02 of Form 8-K and paragraph (e)(l)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

With respect to the measures specifically addressed by the staff in comment 4, the following sample responses are provided:

Gross margin

Gross margin excluding depreciation and non-cash inventory adjustments (“Adjusted Gross Margin”) is a non-GAAP measure.    Compared to the most directly comparable GAAP measure which is gross margin, Adjusted Gross Margin excludes items of a non-cash nature such as depreciation expense and non-cash inventory adjustments.  These items are components of and are used in arriving at gross margin, a GAAP measurement.  Management specifically focuses more on measures such as operating spending levels and efficiencies and less on non-cash items such as depreciation and periodic inventory adjustments in managing the Company and analyzing results of operations. Additionally, non-GAAP measures such as Operating EBITDA (discussed below) are commonly used to value the business by investors and lenders. Adjusted Gross Margin is a basic component in arriving at Operating EBITDA.  This non-GAAP measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.  Use of Adjusted Gross Margin has material limitations when compared to gross margin, which includes depreciation, a component of cost of goods sold, and a cost used when arriving at the value of our inventory asset as valued in accordance with GAAP.  Additionally, Adjusted Gross Margin excludes inventory adjustment items of a non-cash nature, which are period costs included in arriving at gross margin.  Gross margin provides a reasonable basis for matching revenues with expense and provides the reader with further perspective and understanding of results of operations.  Management compensates for these limitations by reconciling Adjusted Gross Margin to gross margin.

Sales, general and administrative expenses

Selling, general and administrative expenses excluding depreciation and severance (“Adjusted SG&A”) is a non-GAAP measure.  Compared to the most directly comparable GAAP measure, which is selling, general and administrative expenses (“SG&A”), Adjusted SG&A excludes items of a non-cash nature such as depreciation expense.  These items are components of and are used in arriving at SG&A.  Management specifically focuses more on measures such as operating spending levels and efficiencies and less so on non-cash items such as depreciation in managing the Company and analyzing results of operations. Additionally, non-GAAP measures such as Operating EBITDA are commonly used to value the business by investors and lenders. Adjusted SG&A is a basic component in arriving at Operating EBITDA.  These non-GAAP measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.  Use of Adjusted SG&A has material limitations when compared to the use of SG&A which includes the previously discussed non-cash items.  SG&A provides a reasonable basis for matching revenues with expense and provides the reader with further perspective and understanding of results of operations.  Management compensates for these limitations by reconciling Adjusted SG&A to SG&A.

5.                                      In that regard, please tell us and revise future filings, to include a more detailed discussion regarding the material limitations associated with the use of the non-GAAP measure, Operating EBITDA, as compared to the use of the most directly comparable GAAP measure, and the manner in which management compensates for these limitations when using the non-GAAP measure.

Response:

With respect to the non-GAAP measure specifically addressed by the staff in comment 5, the following sample response is provided:

Operating EBITDA

Operating EBITDA is a non-GAAP measure. Compared to the most directly comparable GAAP measure, which is operating income, Operating EBITDA excludes items of a non-cash nature, such as depreciation expense and non-cash inventory adjustments.  These items are components of and are used in arriving at operating income.  Management specifically focuses more on measures such as operating spending levels and efficiencies and less on non-cash items such as depreciation and non-cash inventory adjustments in managing the Company and analyzing results of operations. Additionally, non-GAAP measures such as Operating EBITDA are commonly used to value the business by investors and lenders.  Non-GAAP measurements such as Operating EBITDA are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.  Use of  Operating EBITDA has material limitations when compared to the use of operating income as Operating EBITDA excludes depreciation expense and non-cash inventory adjustments.  Operating income provides a reasonable basis for matching revenues with expense and provides the reader with further perspective and understanding of results of operations.  Management compensates for these limitations by reconciling Operating EBITDA to operating income.

We confirm that in future filings we will include a more detailed discussion regarding the material limitations associated with the use of the non-GAAP measure, Operating EBITDA, as compared to the use of the most directly comparable GAAP measure.  The manner in which management compensates for these limitations when using the non-GAAP measure will be similar to that provided in our response to comment 5.

In addition, the Comment Letter sought certain declarations from Thermadyne.  As such, we hereby declare and note the following:

•                                          Thermadyne is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not     foreclose the Commission from taking any action with respect to the filing; and

•                                            Thermadyne may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (636) 728-3107 or John L. Gillis, of Armstrong Teasdale LLP, outside counsel to Thermadyne, by telephone at (314) 342-8007.

Sincerely,

/S/ David L. Dyckman

David L. Dyckman
Executive Vice President and Chief Financial Officer